Exhibit 4.1

DESCRIPTION OF SECURITIES
The following description of common stock of National Fuel Gas Company, a New Jersey corporation (National), is a summary and is qualified by reference to the terms and provisions of National’s Restated Certificate of Incorporation, as amended (the Restated Certificate of Incorporation) and its By-Laws, which are incorporated herein by reference and attached as exhibits to National’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the SEC). Reference is also made to the indenture dated as of October 15, 1974, as supplemented (the 1974 Indenture), between National and The Bank of New York Mellon, as trustee. (The 1974 Indenture includes a limitation on the payment of dividends, as described below under “Dividend Rights.” National’s other indenture, dated as of October 1, 1999, between National and The Bank of New York Mellon, contains no such limitation.)
Our authorized capital stock consists of 10,000,000 shares of preferred stock, par value $1.00 per share (preferred stock), and 200,000,000 shares of common stock, par value $1.00 per share (common stock). No shares of preferred stock of National are currently outstanding. However, the Board of Directors of National (the Board of Directors) has the ability to issue one or more series of preferred stock from time to time. The actual effect of the preferred stock upon the rights of the holders of National’s common stock will not be known until the Board of Directors determines the respective rights of the holders of one or more series of preferred stock. Such effects, however, might include: (a) restrictions on dividends on National’s common stock if dividends on the preferred stock are in arrears; (b) dilution of the voting power of National’s common stock; (c) restrictions on the rights of the holders of National’s common stock to share in National’s assets upon liquidation due to satisfaction of any liquidation preference granted to the preferred stock; and (d) dilution of rights of holders of National’s common stock to share in National’s assets upon liquidation if the preferred stock is participating with respect to distributions upon such liquidation.
Dividend Rights
The holders of common stock are entitled to receive dividends as declared by the Board of Directors, out of funds legally available for the purpose and subject to a limitation in the 1974 Indenture. The 1974 Indenture prohibits the payment of cash dividends on, and the purchase or redemption of, common stock if the cumulative dividends on and amounts paid for purchase or redemption of common or preferred stock since December 31, 1967 exceed or would exceed consolidated net income available for dividends for that same period plus $10 million plus any additional amount authorized or approved, upon application of National, by the SEC.
The Board of Directors’ ability to declare dividends on common stock may also be limited by the rights and preferences of certain series of preferred stock, which may be issued from time to time, and by the terms of instruments defining the rights of holders of other outstanding indebtedness of National.
Voting Rights And Classification Of The Board Of Directors
The holders of common stock are entitled to one vote per share. The affirmative vote of the majority of the votes cast by the holders of the common stock is required for the merger or consolidation of National or for the sale of substantially all of its assets. The Board of Directors is divided into three classes, each with, as nearly as possible, an equal number of directors.
Liquidation Rights
Upon any dissolution, liquidation or winding up of National, the holders of common stock are entitled to receive, pro rata, all of National’s assets and funds remaining after payment of or provision for creditors and subject to the rights and preferences of each series of preferred stock outstanding, if any.
Preemptive Rights
Holders of common stock and any series of preferred stock that may be issued have no preemptive right to purchase or subscribe for any shares of capital stock of National.

Business Combinations
National’s Restated Certificate of Incorporation provides that certain conditions must be met before the consummation of any merger or other business combination by National or any of its subsidiaries with any stockholder who is directly or indirectly the beneficial owner of 5% or more of National’s outstanding common stock (substantial stockholder) or with an affiliate of any substantial stockholder. The term substantial stockholder does not include National, any of its subsidiaries, or any trustee holding common stock of National for the benefit of the employees of National or any of its subsidiaries pursuant to one or more employee benefit plans or arrangements. The conditions, which are in addition to those otherwise required by law, prescribe the minimum amount per share that must be paid to holders of common stock and the form of consideration paid, and require that the holders of common stock be furnished certain information about the business combination prior to voting on it. A business combination, as defined in the Restated Certificate of Incorporation, generally means any of the following transactions:

•	a merger, consolidation or share exchange;

•
a sale, lease, exchange or other disposition of any assets in exchange for property having a fair market value of more than $10 million, if determined to be a business combination by certain directors of National in accordance with provisions of the Restated Certificate of Incorporation;

•
the issuance or transfer of securities in exchange for property having a fair market value of more than $10 million, if determined to be a business combination by certain directors of National in accordance with provisions of the Restated Certificate of Incorporation;

•	the adoption of a plan of liquidation or dissolution of National; or

•
any reclassification of securities, recapitalization or reorganization that has the effect of increasing the proportionate share of the outstanding shares of any class of securities of National that is owned by any substantial stockholder or by any affiliate of a substantial stockholder.

The approval of at least three-fourths of the entire Board of Directors or, in the event that the Board of Directors consists of directors elected by the holders of preferred stock, the approval of a majority of the entire Board of Directors, is required to amend or repeal the classified board or business combination provisions contained in the Restated Certificate of Incorporation.
As a New Jersey corporation, National is also subject to the provisions of the New Jersey Business Corporation Act, including Chapter 10A thereof (known as the New Jersey Shareholders’ Protection Act) regarding business combinations with an interested stockholder. See the applicable provisions of the New Jersey Business Corporation Act for additional information.
Listing
The common stock is listed on the New York Stock Exchange.
Transfer Agent And Registrar
The transfer agent and registrar for the common stock is Equiniti Trust Company (d/b/a EQ Shareowner Services).